MORGAN STANLEY

1585 Broadway

New York, New York 10036

MORGAN STANLEY FINANCE LLC

1585 Broadway

New York, New York 10036

April 9, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-010

Attention: Madeline Mateo, Division of Corporation Finance

Re:	Morgan Stanley/Morgan Stanley Finance LLC

Registration Statement on Form S-3, as amended

File Nos. 333-275587 and 333-275587-01

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Morgan Stanley and Morgan Stanley Finance LLC (the “Registrants”) hereby request acceleration of the effective date of the Registration Statement on Form S-3, as amended (File Nos. 333-275587 and 333-275587-01) (the “Registration Statement”) so that it will become effective at 9:00 a.m., New York City time, on April 12, 2024, or as soon thereafter as practicable.

Please contact Christopher S. Schell at (212) 450-4011 of Davis Polk & Wardwell LLP, counsel to the Registrants, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

[Signature Page Follows]

Very truly yours,

MORGAN STANLEY

By:	/s/ Jeanne Greeley O’Regan
Name: Jeanne Greeley O’Regan
Title: Deputy Corporate Secretary and Counsel

MORGAN STANLEY FINANCE LLC

By:	/s/ Aaron Page
Name: Aaron Page
Title: Secretary and Counsel

[Signature Page to Request for Acceleration of Effectiveness]